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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

MAR 0 3 2025

Washington, DC

SEC FILE NUMBER
8-44905

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PMA Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2135 CityGate Lane, 7th Floor
(No. and Street)

Naperville	IL	60563
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Davis	(630) 657-6400	jdavis@pmanetwork.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 South Wacker Dr., Suite 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Davis, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PMA Securities, LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
CHRISTOPHER W WRIGHT
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 02/24/2026

Signature: [signature]

Title: Chief Executive Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Board of Directors and Member
PMA Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PMA Securities, LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2010.

Chicago, Illinois
February 28, 2025

PMA Securities, LLC

Statement of Financial Condition
December 31, 2024

Assets		
Cash	$	1,295,681
Receivable from clearing broker		1,767,211
Receivable from related party		341,731
Accounts receivable		1,112,468
Prepaid expenses		102,417
Other assets		76,574
Total Assets	$	4,696,082
Liabilities and Member's Equity		
Payable to related party	$	58,732
Accounts payable and accrued expenses		88,036
Total Liabilities		146,768
Member's equity		4,549,314
Total Liabilities and Member's Equity	$	4,696,082

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

PMA Securities, LLC (the Company) has been organized to provide local government investment pools, municipal securities, government securities, certificates of deposit, and money market funds as investments and financial advisory services to public-sector clients and other institutional entities. The Company is registered as a broker-dealer and municipal advisor with the Securities and Exchange Commission (SEC) and the Municipal Securities Rulemaking Board and is a member of the Financial Industry Regulatory Authority. PMA Acquisition, LLC, a Delaware limited liability company, owns 100 percent membership interests in the Company. PMA Intermediate Holdings, LLC, a Delaware limited liability company, owns 100 percent membership interest in PMA Acquisition, LLC. PMA Parent Holdings, LLC (the Holding Company), a Delaware limited liability company, owns 100 percent membership interest in PMA Intermediate Holdings, LLC.

On October 12, 2023, the Holding Company entered into a Merger Agreement to sell all outstanding equity interest to TA Associates Management, LP and select institutional co-investors. The completion of the acquisition occurred on January 31, 2024. On May 10, 2024, the Holding Company entered into a transaction agreement to sell forty-nine percent of the outstanding equity interest to Flexpoint Ford, LLC and select institutional co-investors. The completion of the transaction occurred on October 15, 2024.

The Company operates under the provisions of paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 (Exchange Act) and, for certain other business activities is not exempt from Rule 15c3-3 but is being contemplated under Footnote 74 of the SEC release No. 34-70073. The requirements of paragraph (k)(2)(ii) provide that the Company clear transactions on behalf of customers, on a fully disclosed basis with a clearing broker or dealer and requirements of paragraph (k)(2)(i) provide the Company promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves the required books and records.

The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, changes in member's equity, and cash flows.

The following is a summary of the Company's significant accounting policies:

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable: Receivables represent fees earned, but not yet received and are carried at original amount owed less an estimate made for doubtful receivables based on a review of all outstanding amounts on a periodic basis. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received.

Credit losses: The Company regularly evaluates accounts receivable for expected credit losses. The Company's expected loss allowance methodology for accounts receivable is developed using historical collection experience, current and future economic and market conditions, and a review of the current status of each customer's trade accounts receivables. Due to the short-term nature of such receivables, the estimated amount of accounts receivable that may not be collected is based on the aging of the accounts receivable balances and the financial condition of customers. Management's monitoring

Note 1. Nature of Business and Significant Accounting Policies (Continued)

activities include timely account reconciliation, dispute resolution, payment confirmation, consideration of each customer's financial condition and macroeconomic conditions. Balances are written off when determined to be uncollectible. For the year ended December 31, 2024, management also considered the current and estimated future economic and market conditions.

Estimates are used to determine the expected loss allowances. Such allowances are based on management's assessment of anticipated payment, taking into account available historical and current information as well as management's assessment of potential future developments. Management is continuously monitoring their assumptions used to determine their expected credit losses which could cause the Company to record additional material credit losses in future periods. Management has determined that there are no material estimated credit losses that impact the Company's financial statements through the year ended December 31, 2024.

Revenue recognition: The financial statements are presented utilizing the accrual method of accounting, which recognizes revenue as earned and expenses as incurred. Financial advisory, commissions and marketing fees are recognized as earned.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

The Company buys and sells certificates of deposit, savings deposit accounts, and securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). Certificate of deposit and securities commissions paid to the Company are made at the time of placement. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company receives a fee on the placement of savings deposit accounts based on an interest rate on the customer's daily balance. The fee is calculated daily and recognized at the end of the month.

The Company provides financial advisory services to customers. Revenues are earned from services provided by the Company related to the debt structuring and debt issuance of the customer. A financial advisory agreement between the Company and the customer determines the fee. The Company believes that the date of the customer bond closing is the appropriate point in time to recognize revenue and the performance obligation for the financial advisory services is complete as there are no significant actions which the Company needs to take subsequent to this date. Payment is received by the Company on the bond closing date.

The Company provides marketing services to local government investment pools on a daily basis. The Company believes the performance obligation for providing the marketing services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are paid to the Company monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

	Accounts receivable balance at December 31, 2023	Accounts receivable balance at December 31, 2024
Fund administration services	$ 735,226	$ 798,349
Commissions and placement fees	155,379	294,411
Financial advisory revenue	64,135	19,708
	$ 954,740	$ 1,112,468

Fair value measurements: The fair value of short-term investments approximates the carrying value due to the immediate short-term maturity of these investments. The Company uses the following to measure fair value for its investments:

- Level 1 – Observable inputs that reflect quoted prices for identical assets or liabilities in active markets.
- Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either indirectly or directly.
- Level 3 – Unobservable inputs reflecting management's own assumptions about inputs used in pricing the asset or liability.

The classification of assets and liabilities within the valuation hierarchy is based on the lowest level of input that is significant to the fair measurement in its entirety. The Company did not recognize any transfers between levels during the year. The Company held no short-term investments at December 31, 2024.

Income taxes: The Company is a single-member limited liability company that is treated as a disregarded entity for tax purposes and its performance is reported in the tax return of it's parent. The parent is in turn a pass through entity and its performance is taxable to the owners of the parent. Therefore, these statements do not include any provision for corporate income taxes.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the income tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Income tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2024, management has determined that there are no material uncertain income tax positions. The Company is not subject to examination by United States federal and state tax authorities for tax years before 2021.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Segment reporting: The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including effecting security interests in either local government investment pools, certificates of deposit or savings deposit accounts, and providing financial advisory services. The Company has identified its Chief Executive Officer as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The CODM also uses segment assets, presented in the Statement of Financial Condition, to make operational decisions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Note 2. Receivable from Clearing Broker

At December 31, 2024, receivable from clearing broker consists of cash deposited at the Company's clearing broker totaling $1,767,211. Cash held by the clearing broker may serve as clearing deposits and be effectively restricted from use of the Company, see Note 3.

Note 3. Concentration of Credit Risk

As reflected in Note 1, the Company operates in part under the provision of paragraph (k)(2)(i) and (ii) of Rule 15c3-3 of the Exchange Act. Since the Company does not clear its own securities transactions for certain securities, it has established accounts with a clearing broker for this purpose. This can and does result in a concentration of credit risk with this broker. Such risk, however, is mitigated by the clearing broker's obligation to comply with the rules and regulations of the SEC. At December 31, 2024, the Company had a clearing deposit at the clearing broker of $100,000, which is included on the Statement of Financial Condition in receivable from clearing broker. Additional terms of the clearance agreement require the Company to maintain a minimum coverage on its broker's fidelity bond. The Company is prohibited from entering into similar agreements without prior written approval from the clearing broker. The agreement may be terminated by either party with 90 days prior written notification. In addition, if the Company terminates this agreement at any time, it may be liable for expenses incurred by the clearing broker in connection with transferring, converting or closing the accounts held at the clearing broker. The Company consistently monitors the creditworthiness of the clearing broker to mitigate the Company's exposure to credit risk.

The Company engages in dealing in government securities including those backed or guaranteed by the full faith and credit of the United States government. As part of its activities, the Company maintains an account titled *Special Account for the Exclusive Benefit of Customers* for its government securities clearing activities.

The Company maintains cash balances at several financial institutions. Accounts at each institution may exceed insured limits of the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 4. Related-Party Transactions

Pursuant to an agreement, the Company has been billed for salaries, benefits, promotions, and rent by PMA Financial Network, LLC a related party affiliate under common control. The amount owed to the Company by PMA Financial Network, LLC for commissions at December 31, 2024 was $341,731 included in receivable from related party on the Statement of Financial Condition. The amount due to this related company for promotions and sponsorships at December 31, 2024 was $58,732 and is included in the payable from related party on the Statement of Financial Condition.

Note 5. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Management of the Company expects the risk of loss to be remote.

Note 6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had net capital of $2,916,124, which was $2,816,124 in excess of its required net capital of $100,000. At December 31, 2024, the Company's aggregate indebtedness to net capital ratio was 0.050 to 1.